Prospectus Supplement No. 1	FILED PURSUANT TO RULE 424(b)(3)
REGISTRATION NO. 333-173848
MACE SECURITY INTERNATIONAL, INC.
SUPPLEMENT NO. 1 DATED AUGUST 2, 2011
TO THE PROSPECTUS DATED JUNE 30, 2011
     This document supplements, and should be read in conjunction with, our prospectus dated June 30, 2011(the “Prospectus”) relating to the offering of unsubscribed shares of common stock to the public at the conclusion of our Rights Offering, as described on page 35 and 36 of the Prospectus. Capitalized terms used in this supplement (this “Supplement”) have the same meanings as set forth in the Prospectus, unless otherwise defined in this Supplement. The purpose of this Supplement is to disclose:
•	the amount of common stock purchased at the completion of our Rights Offering;

•	the gross and net proceeds received from the Rights Offering;

•	the number of shares of common stock that were unsubscribed at the conclusion of the Rights Offering and which are now available for sale;

•	the offering period for the unsubscribed shares; and

•	the process to purchase the unsubscribed shares.
Common Stock Purchased at the Completion of the Rights Offering
          The Rights Offering was completed on August 1, 2011, 5:00 PM, Eastern Daylight Time. At the completion of the Rights Offering, a total of 22,372,616 shares of common stock were purchased. Of the shares purchased, 16,305,144 were purchased under the basic subscription right and 6,067,472 were purchased through the oversubscription right.
Gross and Net Proceeds from the Rights Offering
          The gross proceeds from the Rights Offering were $4,474,523 and, after expenses, the net proceeds to the Company were approximately $4.3 million.
Amount of Unsubscribed Shares of Common Stock Available for Sale
          At the completion of the Rights Offering, 24,834,559 unsubscribed shares of common stock (“Unsubscribed Shares”) remain. The Company and Ancora Securities, Inc. have decided to offer the Unsubscribed Shares at a price of $0.20 per share. There is no firm commitment for the purchase of the shares.
Offering Period
          The offering of the Unsubscribed Shares will commence on August 2, 2011, at 9:00 AM, Eastern Daylight Time, and will conclude on August 15, 2011, 5:00 PM, Eastern Daylight Time. We may cancel the public offering of the Unsubscribed Shares at any time for any reason, including following the expiration date. If we cancel the public offering of the Unsubscribed Shares, we will return all subscription payments, without interest or deduction, as soon as practicable.
Process to Purchase Unsubscribed Shares
          Parties interested in purchasing shares in the offering of the Unsubscribed Shares should contact the dealer manager, Ancora Securities, Inc., One Chagrin Highlands, 2000 Auburn Drive #300, Cleveland, Ohio, 44122, phone number 216-825-4000. Copies of the Prospectus and this Supplement describing the terms and conditions of the offering of the Unsubscribed Shares can be obtained from Ancora Securities, Inc.
          Parties who wish to purchase Unsubscribed Shares should complete a Preliminary Subscription Agreement which is NOT binding on the Company. Do NOT send payment for your shares with the Preliminary Subscription Agreement. We will furnish to all persons who submit a Preliminary Subscription Agreement and whose subscription is accepted an acknowledgment of subscription. Upon receipt of the acknowledgment of subscription, each subscriber will be asked to do the following:

1

•	Complete, date, and sign the acknowledgment of subscription.

•	Make a check payable to “Ancora Securities, Inc.” in an amount equal to the subscription price of $0.20 per share for each share subscribed.

•	Return the completed acknowledgment of subscription and check by mail, hand delivery, or overnight courier service to:
Ancora Securities, Inc.
One Chagrin Highlands
2000 Auburn Drive #300
Cleveland, OH 44122
UPON RECEIPT BY THE COMPANY OF THE ACKNOWLEDGMENT OF SUBSCRIPTION, THE PRELIMINARY SUBSCRIPTION AGREEMENT WILL BECOME BINDING ON AND IRREVOCABLE BY THE SUBSCRIBER UNTIL THE EXPIRATION DATE OF THE OFFERING PERIOD FOR THE UNSUBSCRIBED SHARES.
Discretion to Accept Subscriptions
     We have the right, in our sole discretion, to accept or reject any subscription in whole or in part on or before the expiration date of the public offering of the unsubscribed shares. If we receive subscriptions for a total of more than that number of shares of common stock available for sale in the offering period, we may limit the number of shares of common stock sold to any subscriber. As a result, you may not receive any or all of the shares of common stock for which you subscribe.
     We will notify subscribers as soon as practicable following the expiration date of the public offering of unsubscribed shares of common stock as to whether and to what extent their subscriptions have been accepted. If we do not accept all or a portion of a subscription, we will return to the subscriber the unaccepted portion of the subscription funds, if any, without interest or deduction, as soon as practicable.
Issuance of Certificates
     Promptly after the acceptance of a subscription and receipt of payment for the shares purchased, we will issue certificates representing the shares of the common stock purchased by investors in the public offering. We will follow the instructions contained in the accepted subscription agreements when we issue the certificates.
Subscription Proceeds
     We will promptly deposit all subscription proceeds as we receive them in a noninterest-bearing deposit account. Upon our acceptance of a subscription, the related subscription proceeds due to us will become immediately available for our use. Promptly following the expiration date of the public offering of Unsubscribed Shares, we will refund any amounts due to subscribers whose subscriptions we did not accept as described above.
No Revocation or Change
     Once you submit the acknowledgement of subscription and your payment, you will not be allowed to revoke your subscription or request a refund of monies paid. All acknowledgements of subscriptions are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not submit an acknowledgement of subscription unless you are certain that you wish to purchase shares of common stock.

2